UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AP 3/12

15048647

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC 404

| SEC FILE NUMBER |
|---|
| 8- 49007 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bestvest Investments, LTD

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 N. Jackson Street, Suite 305
(No. and Street)

Media (City) PA (State) 19063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James W. O'Connor 610-891-2860
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

One Bala Avenue, Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, James O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bestvest Investments, LTD, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
GENNARO VUONO
Notary Public
LOWER MERION TWP, MONTGOMERY COUNTY
My Commission Expires Jan 14, 2019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of XXXXXXXXXXXXXXXX Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) A report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

☒ (p) A report on the exemption provision to Rule 15c3-3.

# BestVest Investments, LTD.

## Financial Statements

## and Additional Information

## December 31, 2014

BestVest Investments, LTD.

December 31, 2014

Table of Contents

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

## Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of BestVest Investments as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of BestVest Investments' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BestVest Investments as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of BestVest Investments' financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of BestVest Investments' management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital pursuant to Rule 15c3-1 of the

Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

February 23, 2015

BestVest Investments, LTD.
Statement of Financial Condition
December 31, 2014

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 224,979 |
| Receivables | |
| Commissions | 157,702 |
| Advances | 730,685 |
| Investments | 4,800 |
| Clearing organization deposit | 50,000 |
| Other Assets | 25,347 |
| TOTAL ASSETS | $1,193,513 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 151,416 |
| TOTAL LIABILITIES | $ 151,416 |
| Stockholder's Equity | |
| Common Stock, no par value<br>60,000 shares authorized<br>10,000 shares issued and outstanding | 10,000 |
| Additional Paid In Capital | 1,310,000 |
| Retained Deficit | (277,903) |
| TOTAL STOCKHOLDERS' EQUITY | 1,042,097 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $1,193,513 |



The accompanying notes are an integral part
of these financial statements

BestVest Investments, LTD.
Statement of Income
Year Ended December 31, 2014

REVENUES

| | |
|---|---|
| Commissions | $1,999,041 |
| Interest and Dividends | 5,776 |
| Investment Advisory Fees | 234,643 |
| Other Income | 59,148 |
| Total Revenues | $2,298,608 |

EXPENSES

| | |
|---|---|
| Commission Expense | 1,095,977 |
| Employee Compensation and benefits | 778,826 |
| Clearing and Execution Expense | 83,354 |
| Other Operating Expenses | 325,648 |
| Total Expenses | 2,283,805 |
| Net Income | $ 14,803 |



The accompanying notes are an integral part
of these financial statements

BestVest Investments, LTD.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

## Schedule of Retained Deficit

| | |
|---|---|
| Beginning Retained Deficit | ($292,706) |
| Net Income | 14,803 |
| Retained Deficit | ($277,903) |

## Schedule of Additional Paid-In-Capital

| | |
|---|---|
| Additional Paid in Capital | $1,310,000 |
| Additional Paid in Capital | $1,310,000 |

## Schedule of Common Stock

| | |
|---|---|
| Common Stock, without par value, 60,000 shares authorized, 10,000 shares issued and authorized | $10,000 |
| Common Stock | $10,000 |
| Total Stockholders' Equity | $1,042,097 |



The accompanying notes are an integral part
of these financial statements

BestVest Investments, LTD.
Statement of Cash Flows
Year Ended December 31, 2014

| | |
|---|---|
| Cash flows from operating activities: | |
| Net Income | $ 14,803 |
| Adjustments to reconcile net income to net cash used by operating activities: | |
| Change in commissions receivable | (416) |
| Change in advances | (410,085) |
| Change in Investment | 145,414 |
| Change in Deposits and Prepaids | |
| Change in Other Assets | 59,291 |
| Change in accounts payable and accrued expenses | 28,226 |
| Total adjustments | (177,570) |
| Net cash used by operating activities | (162,767) |
| Cash flows from investing activities: | |
| Net cash used by investing activities | 0.00 |
| Cash flows from financing activities: | |
| Net cash used by financing activities | 0.00 |
| Net change in cash and cash equivalents | (162,767) |
| Cash and cash equivalents at beginning of year | 387,746 |
| Cash and cash equivalents end of year | $ 224,979 |



The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Notes to Financial Statements
December 31, 2014

## NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on January 20, 1995 under the laws of the State of Michigan. It is a broker-dealer registered with the SEC and is a member of FINRA. It is engaged in the sale of securities including equities, municipal bonds and other financial instruments. The company also has investment advisory business.

The following comprise the company's significant accounting policies:

### Method of Accounting

The Company maintains its books and records on the accrual basis recognizing revenue when earned and expenses when incurred in conformity with generally accepted accounting principles.

### Recognition of Revenue

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

### Cash

For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" (**"ASC 740-10"**). ASC 740-10 Clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC

740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the Company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2014, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years ended December 31, 2010 to 2012 remain open for audit.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had a net capital of $ 245,363 which was $ 235,269 in excess of its required net capital of $10,094. The Company's net capital ratio was .62 to 1.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market price

NOTE 5 - GUARANTEES

ASC 460-10, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the

guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

BESTVEST INVESTMENTS, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

NET CAPITAL

| | |
|---|---|
| Total Stockholders' Equity Qualified for Net Capital | $1,042,013 |
| Deduct non-allowable assets | |
| Investments and receivables from affiliates and prepaids | 760,832 |
| Other deductions and/or charges | 35,818 |
| Total Deductions | 796,650 |
| Net Capital before haircuts | $ 245,363 |
| Less: Haircuts | 0 |
| Net Capital | $ 245,363 |

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

| | |
|---|---|
| **AGGREGATE INDEBTEDNESS** | |
| Items included in statement of financial condition | |
| Accounts payable and accrued expenses | $151,416 |
| Total aggregate indebtedness | 151,416 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS** | |
| Minimum net capital requirement | 10,094 |
| Excess net capital at 1500% | $ 230,222 |
| Excess net capital at 1000% | $ 235,269 |
| Ratio: Aggregate Indebtedness to Net Capital | .62 to 1 |

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2014

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2014

| | |
|---|---|
| Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report | $ 245,363 |
| Net Audit Adjustments | 0 |
| Net Capital per above (Note-2) | $ 245,363 |

**ROMEO & CHIAVERELLI LLC**
**ONE BALA PLAZA**
**SUITE 234**
**BALA CYNWYD, PA 19004**

**Report of Independent Registered Public Accounting Firm**
**Exemption Report Review**

To the Board of Directors and Shareholders
BestVest Investments

We have reviewed management's statements, included in the accompanying Exemption Report, on which BestVest Investments identified the following provisions of 17 C.F.R. ~15c3-3(k) under which BestVest Investments claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and BestVest Investments stated that BestVest Investments met the identified exemption provisions throughout the most recent fiscal year without exception. BestVest Investments' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BestVest Investments' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 23, 2015

BestVest
INVESTMENTS, LTD.
PLANNING · INVESTMENTS | INSURANCE

600 North Jackson St.
Suite 305
Media, PA 19063

800-434-1776
610-891-2860
Fax: 610-565-8819

February 3, 2015

# EXEMPTION REPORT

We confirm, to the best of our knowledge and belief that:

1. The Firm claimed an exemption from SEC rule 15c3-3 under the provisions in parageraph (k)(2)(ii) throughout the calendar year January 1, 2014 to December 31, 2014;

2. The Firm met the identified exemption provisions in SEC rule 15c3-3(k)(2)(ii) throughout the calendar year January 1, 2014 to December 31, 2014 without exception.

Signed: [signature] Date: 2/3/2015

James W. O'Connor, President
BestVest Investments, Ltd.
600 N. Jackson Street, Suite 305
Media, PA 19063
(610) 891-2870